UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of July 2002

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On July 3, 2002, Bookham Technology plc (the "Company") issued a press release announcing a realignment of its manufacturing resources. A copy of this press release is attached as Exhibit 99.1 to the Company's Current Report on Form 6-K dated July 3, 2002 and is incorporated herein by reference.

On July 3, 2002, the Company announced that it had received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that it now had an interest in 17,415,722 ordinary shares of the Company representing 12.13% of the issued share capital as a non-beneficial holding. The Company also announced that this holding included a holding by INVESCO Perpetual International Core Fund of 7,236,795 shares representing 5.04% of the issued share capital and a holding by INVESCO Perpetual UK Growth Fund of 4,431,262 shares representing 3.09% of the issued share capital. A copy of this announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 11, 2002, the Company issued a press release announcing that its 4 channel Electronic Variable Optical Attenuator had completed and passed the Telcordia GR1221 qualification program and had been approved for use by a major network system manufacturer. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On July 16, 2002, the Company announced that it had received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that it now had an interest in 18,681,602 ordinary shares of the Company representing 13.02% of the issued share capital as a non-beneficial holding. The Company also announced that this holding included a holding by INVESCO Perpetual International Core Fund of 7,236,795 shares representing 5.04% of the issued share capital and a holding by INVESCO Perpetual UK Growth Fund of 5,083,281 shares representing 3.54% of the issued share capital. A copy of this announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On July 30, 2002, the Company issued a press release announcing its results for the second quarter and six months ended June 30, 2002. A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Exhibits

99.1 Announcement made on July 3, 2002 with respect to the ownership by AMVESCAP PLC of the Company's shares.

99.2 Press Release issued on July 11, 2002.

99.3 Announcement made on July 16, 2002 with respect to the ownership by AMVESCAP PLC of the Company's shares.

99.4 Press Release issued on July 30, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: ______________________
Name: Giorgio Anania
Title: Chief Executive Office and President

BOSTON 1474957v2

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Oxfordshire, UK – 3 July 2002: Bookham Technology plc announces that on 2 July 2002 it received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that it now had an interest in 17,415,722 ordinary shares in the Company representing 12.13% of the issued share capital as a non-beneficial holding.

Bookham Technology plc also announces that it has received notification from AMVESCAP PLC that the above holding includes the following notifiable holdings: INVESCO Perpetual International Core Fund holds 7,236,795 shares representing 5.04% of the issued share capital and INVESCO Perpetual UK Growth Fund holds 4,431,262 shares representing 3.09% of the issued share capital. Both holdings are registered in the name of Vidacos Nominees Limited.

BOOKHAM technology

PRESS RELEASE

Embargoed for publication until 10.00am on 11 July 2002

Bookham Technology supplies ultra-fast optical attenuators

Oxfordshire, UK : Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of integrated optical components and subsystems for fiber optic communication networks, announces that its 4 channel Electronic Variable Optical Attenuator (EVOA) has completed and passed the Telcordia GR1221 qualification programme and has been approved for use by a major network system manufacturer. The EVOA is used in a leading Metro system to provide rapid, remote channel balancing, and is now being shipped in production volumes.

Bookham Technology's EVOA is the industry's first silicon-based optical attenuator, manufactured using the company's proprietary ASOC® technology. This device offers megahertz speed response time. The ASOC EVOA uses silicon's semiconductor properties to attenuate light at speeds orders of magnitude faster than competitive approaches, by using free carrier absorption through a p-n junction, a mechanism similar to that used in semiconductor diodes. This speed adds genuine functionality to the EVOA, which can be used to balance fast transient signals. The product also has a very high dynamic range, with attenuation up to 45 dB, without dynamic PDL.

The EVOA product family offers excellent optical performance coupled with solid state reliability, and is also available integrated on a single chip with other optical components such as optical power monitors, Arrayed Waveguide Gratings (AWGs) and switches.

Ends

For further information, please contact:

Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837612
sharon.ostaszewska@bookham.com

Brian Dolby/Claire Dickens
GBCS PR
Tel: +44 (0) 115 950 8399
brian@gbcspr.com / claire@gbcspr.com

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. With three disruptive semiconductor technologies: patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at **www.bookham.com**

BOOKHAM® technology

Oxfordshire, UK – 16th July, 2002: Bookham Technology plc announces that on 15th July 2002 it received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that it now had an interest in 18,681,602 ordinary shares in the Company representing 13.02% of the issued share capital as a non-beneficial holding.

Bookham Technology plc also announces that it has received notification from AMVESCAP PLC that the above holding includes the following notifiable holdings: - INVESCO Perpetual International Core Fund holds 7,236,795 shares or 5.04% of the issued share capital and INVESCO Perpetual UK Growth Fund now holds 5,083,281 shares or 3.54% of the issued share capital. Both holdings are registered in the name of Vidacos Nominees Limited.

BOOKHAM® technology

PRESS RELEASE
EMBARGOED – NOT FOR PUBLICATION BEFORE 07:00HRS ON TUESDAY 30 JULY 2002

INTERIM RESULTS FOR SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2002

Oxfordshire, UK – 30 July 2002: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of integrated optical components and modules for fiber optic communication networks, today announced results for the second quarter and the six months ended 30 June 2002.

Highlights for the second quarter ended 30 June 2002

- Revenue in the second quarter 2002 was £7.1 million ($10.9 million), up 27% sequentially from the first quarter 2002 (£5.6 million; $8.6 million) and up 20% on the second quarter 2001 (£5.9 million; $9.0 million), in line with average analyst expectations.

- The cash burn for the quarter was £13.7 million ($21.0 million) down 38% from £22.2 million ($34.0 million) in the first quarter 2002, and down 43% on the second quarter 2001 (£24.3 million; $37.2 million), as a result of the company's cost reduction measures. The reduction in cash burn was achieved not withstanding that the second quarter number includes a full quarter of costs from Marconi's optical components business (MOC) acquired in February 2002. The company's cash position remains strong, with £148.9 million ($227.8 million) in cash.

- Net loss for the quarter including one-time charges of £0.9 million ($1.4 million) was reduced to £16.2 million ($24.8 million) from £17.0 million ($26.0 million) in the first quarter 2002 and £44.6 million ($68.2 million) in the second quarter 2001.

- As part of its ongoing broader cost reduction efforts, the company recently announced that it is concentrating its worldwide production in two of its current four facilities, manufacturing ASOC components at its Milton, Abingdon facility and active components at its Caswell site. This will reduce costs without adverse impact on manufacturing capacity or on future sales ramp-up.

- The company's Telcordia-qualified 4-channel Electronic Variable Optical Attenuator (EVOA) has been approved for use by a major network system manufacturer and is being shipped in production volumes.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said:

"We believe we have just completed another good quarter, with revenues up, cash burn down and further design-ins announced. The market continues to be challenging, and there is a lot of uncertainty in our customers' product plans, but not withstanding this our revenues are still continuing to grow and we have been able to reduce expenses while still maintaining a strong investment in product development. As an example, we are getting strong pull from customers for our integrated tunable transmitters, which we are beginning to sample widely.

"We believe our three semiconductor technologies are capable of delivering significant cost reductions for our customers, which is clearly their principal driver at the present time.

"We have sustained progress on cost reduction over the past several quarters. Further reductions have been announced this quarter. Going forward, while the market remains depressed, we plan to continue our ongoing cost reduction efforts to move the company towards profitability."

Operating Review

Despite the challenging market environment, the company continues to see significant pull from customers to start design-in activities with its extended range of products offering end-to-end solutions across the whole optical network.

A recently announced example is the Telcordia qualified 4-channel EVOA, the industry's first silicon-based optical attenuator which was manufactured using the company's ASOC® technology. The EVOA uses silicon's semiconductor properties to attenuate light at speeds that are orders of magnitude faster than competitive approaches, which adds genuine functionality to the product. It also boasts a very high dynamic range, with attenuation up to 45 dB, without dynamic polarization dependent loss (PDL).

This quarter saw some significant sales of optics lasers and modulators into non-telecom accounts (BAE Systems), building upon the same product building blocks used in the company's telecom integrated transmitters.

Cost reduction efforts

The company has announced that it will concentrate its worldwide production in two of its current four facilities, manufacturing ASOC components at its Milton, Abingdon facility and active components at its Caswell site, which it obtained as part of the acquisition of its optical components business from Marconi at the beginning of the year. Through an ongoing process efficiency programme, the company believes that it can handle component production rates of approximately £200 million ($306 million) at Milton and similar levels at Caswell, permitting it to close its other two facilities in Maryland, US and Swindon, UK. This will reduce costs without adverse impact on manufacturing capacity or on future sales ramp-up.

At the end of the second quarter, the company employed 901 people in total. The completion of the current cost reduction programme will result in the company having approximately 750 employees.

Financial Commentary

All US dollar numbers have been translated at £1 = $1.53 for the convenience of the reader.

Second quarter ended 30 June 2002

Revenue: Revenue for the quarter ended 30 June was £7.1 million ($10.9 million), a 27% increase from the £5.6 million ($8.6 million) in the first quarter 2002, and a 20% increase compared with second quarter 2001.

The supply agreement with Marconi, entered into as part of the acquisition of MOC, coupled with demand for active products accounted for the strong sequential increase in revenue. Excluding sales to Marconi, revenue for the quarter was up 41% over the previous quarter.

Marconi, BAE Systems and Nortel Networks were over 10% customers for the quarter and represented 52%, 18% and 10% of sales respectively. On the product side, DWDM products accounted for 59% and active products for 41% of revenue for the quarter.

Operating loss (before exceptional items) under UK GAAP: Increased revenues accounted for the reduction in the gross loss (loss at the gross margin level) to £3.9 million ($6.0 million) in the second quarter 2002, compared to £4.9 million ($7.5 million) in the first quarter 2002. The gross loss (loss at the gross margin level) was higher than the £1.7 million ($2.6 million) reported in the second quarter 2001 due to a higher fixed cost manufacturing base, primarily as a result of the MOC acquisition.

The company continued to make progress on its cost reduction efforts following the integration of the MOC business.

As a result of the addition of MOC for the full quarter, compared with only two months in the first quarter 2002, there was a quarterly increase in operating expenses of 5%. Compared with the second quarter of 2001, operating expenses excluding National Insurance provision on stock options declined 10%.

Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP): The net loss, under both UK and US GAAP in the second quarter 2002, was £16.2 million ($24.8 million) and loss per share was £0.11 ($0.17), which included a one-time charge of £1.0 million ($1.5 million) attributable to the immediate impairment of fixed asset equipment relating to the previously announced closures of the Swindon, UK and Maryland, US facilities. The net loss including exceptional items, in the first quarter 2002 was £17.0 million ($26.0 million) under UK GAAP, and £21.2 million ($32.4 million) under US GAAP.

Cash and cash equivalents: Cash and cash equivalents as of 30 June 2002 were £148.9 million ($227.8 million) compared to £162.6 million ($248.8 million) at 31 March 2002. The cash burn for the second quarter 2002 was £13.7 million ($21.0 million), including a working capital decrease of £2.3 million ($3.5 million) and capital expenditure of £2.7 million ($4.1 million).

The company estimates that its ongoing broader cost reduction efforts will reduce its quarterly cash burn rate in the fourth quarter 2002 to between £10 million and £12 million ($15 million and $18 million), excluding restructuring costs. Following the completion of the cost reduction programme announced on 3 July 2002, the company expects to incur exceptional charges of £8 million to £12 million ($12 million to $18 million).

Six months ended 30 June 2002

Revenue: Revenue for the six months ended 30 June 2002 was £12.7 million ($19.4 million), a 27% decrease compared with £17.5 million ($26.8 million) in the first half 2001. Excluding sales to Marconi, revenue for the half year was down 59% over the first half 2001.

Marconi, BAE Systems and Nortel Networks were over 10% customers for the first half and represented 54%, 12% and 12% of sales respectively. On the product side, DWDM products accounted for 57% and active products for 43% of revenue for the first half 2002.

Operating loss (before exceptional items) under UK GAAP: The gross loss (loss at the gross margin level) was £8.8 million ($13.5 million) for the first half 2002, up from £2.4 million ($3.7 million) for the first half 2001.

Operating expenses excluding National Insurance provision on stock options declined 9% compared with the first half 2001, mainly as a result of lower research and development expenditures.

Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP): The net loss under UK GAAP for the first half 2002 was £33.2 million ($50.8 million) and loss per share was £0.24 ($0.37). Under US GAAP, the net loss for the first half 2002 was £37.4 million ($57.2 million) and loss per share was £0.26 ($0.40).

Cash and cash equivalents: Cash and cash equivalents as of 30 June 2002 were £148.9 million ($227.8 million) compared with £184.8 million ($282.7 million) at 31 December 2001. The cash burn for the first half 2002 was £35.9 million ($54.9 million).

Outlook

The company notes that the market and demand continues to be unclear but anticipates modest revenue growth for the third quarter. The company continues to actively monitor its costs and expects to continue the trend of past quarters of reducing overhead costs and cash burn. As a result of these actions, losses, excluding exceptionals are expected to decline in the third and fourth quarter 2002. The company is also reiterating its guidance of reducing the cash burn to £10-£12 million in the fourth quarter excluding restructuring expenses.

The company will be hosting a conference call to discuss this release on Tuesday 30 July 2002 at 1.30pm (BST), 2.30pm (CET), 8.30am (EST). Dial in numbers are as follows:

UK/European participants	**+44 (0) 20 8240 8245**
US participants	**+1 800 297 9150**

A taped recording will be available approximately 1 hour after the call ends for 5 days. Dial in numbers are as follows:

UK/European participants	**+44 (0) 20 8288 4459 (access code: 553622)**
US participants	**+1 703 736 7336 (access code: 553622)**

The recording will also be audio webcast on the company's website: www.bookham.com

For further information, please contact:

Bookham Technology:	**Financial Dynamics:**	**Financial Dynamics:**
Tel: +44 (0) 1235 837000	Tel: +44 (0) 20 7831 3113	Tel: +1 (212) 497 9202
Giorgio Anania – President & CEO	Sarah Marsland	Deborah Ardern-Jones
Steve Abely – Chief Financial Officer	Sarah Manners	Matt Dallas
Sharon Ostaszewska – Director Communications	Juliet Clarke	

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this financial commentary and elsewhere in this report include certain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, uncertainties relating to demand for the group's products, demand for optical components generally and overall future growth in the market for optical components, uncertainties relating to the group's investment in, and reorganization of, its manufacturing capacity, production equipment and personnel and related impact on profitability, quarterly variations in financial results, manufacturing capacity yields and inventory, intellectual property issues, issues surrounding integration of the optical components business acquired from Marconi and other uncertainties that are discussed in the "Risk Factors" section of the group's annual report on Form 20-F for the fiscal year ended 31 December 2001, dated 21 May 2002, which is on file with the Securities and Exchange Commission. Forward-looking statements represent the group's estimates as of the date made, and should not be relied upon as representing the group's estimates as of any subsequent date. While the group may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

Bookham Technology plc
Consolidated Profit and Loss Account for the Second Quarter Ended 30 June 2002 – UK GAAP

	Before Exceptional Items 30 June 2002 Unaudited £'000	Exceptional Items 30 June 2002 Unaudited £'000	After Exceptional Items 30 June 2002 Unaudited £'000	After Exceptional Items 1 July 2001 Unaudited £'000	After Exceptional Items 30 June 2002 Unaudited $'000
Turnover	7,116	-	7,116	5,854	10,887
Cost of sales	(11,002)	(455)	(11,457)	(20,582)	(17,529)
Gross loss	(3,886)	(455)	(4,341)	(14,728)	(6,642)
Administrative expenses					
Research and development	(8,984)	(379)	(9,363)	(26,690)	(14,325)
Selling, general and other expenses	(4,189)	(20)	(4,209)	(6,069)	(6,440)
National Insurance on stock options	-	-	-	139	-
	(13,173)	(399)	(13,572)	(32,620)	(20,765)
Other operating income	61	-	61	23	93
Operating loss	(16,998)	(854)	(17,852)	(47,325)	(27,314)
Interest, net	1,631	-	1,631	2,701	2,495
Loss on ordinary activities before taxation	(15,367)	(854)	(16,221)	(44,624)	(24,819)
Tax on loss on ordinary activities	-	-	-	-	-
Loss for the financial period	(15,367)	(854)	(16,221)	(44,624)	(24,819)
Loss per ordinary share (basic and diluted)	£ (0.11)	£ (0.01)	£ (0.11)	£ (0.35)	$ (0.17)
Weighted average ordinary shares Outstanding, fully diluted ('000)	143,474	143,474	143,474	128,861	143,474

Bookham Technology plc
Consolidated Profit and Loss Account for the Six Months Ended 30 June 2002 – UK GAAP

	Before Exceptional Items 30 June 2002 Unaudited £'000	Exceptional Items 30 June 2002 Unaudited £'000	After Exceptional Items 30 June 2002 Unaudited £'000	After Exceptional Items 1 July 2001 Unaudited £'000	After Exceptional Items 30 June 2002 Unaudited $'000
Turnover	12,702	-	12,702	17,465	19,434
Cost of sales	(21,469)	(725)	(22,194)	(33,902)	(33,957)
Gross loss	(8,767)	(725)	(9,492)	(16,437)	(14,523)
Administrative expenses					
Research and development	(17,572)	(893)	(18,465)	(36,986)	(28,251)
Selling, general and other expenses	(8,132)	(265)	(8,397)	(10,078)	(12,847)
National Insurance on stock options	-	-	-	766	-
	(25,704)	(1,158)	(26,862)	(46,298)	(41,098)
Other operating income	81	-	81	39	124
Operating loss	(34,390)	(1,883)	(36,273)	(62,696)	(55,497)
Interest, net	3,092	-	3,092	6,336	4,731
Loss on ordinary activities before taxation	(31,298)	(1,883)	(33,181)	(56,360)	(50,766)
Tax on loss on ordinary activities	-	-	-	-	-
Loss for the financial period	(31,298)	(1,883)	(33,181)	(56,360)	(50,766)
Loss per ordinary share (basic and diluted)	£ (0.22)	£ (0.01)	£ (0.24)	£ (0.44)	$ (0.36)
Weighted average ordinary shares Outstanding, fully diluted, ('000)	141,098	141,098	141,098	128,166	141,098

Bookham Technology plc
Consolidated Balance Sheet – UK GAAP

	30 June 2002 Unaudited £'000	1 Jul 2001 Unaudited £'000	31 Dec 2001 Audited £'000
Intangible fixed assets	**1,253**	13,870	1,666
Tangible assets	**44,316**	48,326	34,579
	45,569	62,196	36,245
Stocks	**4,958**	3,458	2,564
Debtors	**10,804**	7,566	5,001
Short-term investments	**-**	5,220	-
Cash at bank and in hand	**148,891**	209,954	184,814
	164,653	226,198	192,379
Creditors: amounts falling due within one year	**(16,526)**	(19,984)	(17,675)
Net current assets	**148,127**	206,214	174,704
Total assets less current liabilities	**193,696**	268,410	210,949
Creditors: amounts falling due after more than one year	**-**	(344)	-
Provisions for liabilities and charges	**(79)**	(96)	(79)
Net assets	**193,617**	267,970	210,870
Capital and reserves			
Called up capital	**478**	435	434
Share premium account	**355,930**	322,879	338,576
Other reserves	**4,292**	21,607	5,716
Profit and loss account	**(167,083)**	(76,951)	(133,856)
Equity shareholders' funds	**193,617**	267,970	210,870

Bookham Technology plc
Consolidated Cash Flow Statement for the
Second Quarter Ended 30 June 2002 – UK GAAP

	Quarter ended		Six months ended		Year Ended
	30 June 2002 Unaudited	1 July 2001 Unaudited	**30 June 2002 Unaudited**	1 July 2001 Unaudited	31 Dec 2001 Audited
	£'000	£'000	**£'000**	£'000	£'000
Net cash outflow from operating activities	**(12,392)**	(13,584)	**(31,250)**	(21,329)	(44,385)
Returns on investments and servicing of finance	**1,631**	2,746	**3,092**	6,431	11,100
Capital expenditure and financial investment	**(2,710)**	(13,392)	**(6,493)**	(30,134)	(41,612)
Acquisition	**-**	-	**(824)**	(6,796)	(6,796)
Management of liquid resources [1]	**-**	(3,699)	**-**	(3,695)	1,525
Financing	**(250)**	(113)	**(478)**	394	(101)
(Decrease)/Increase in cash	**(13,721)**	(28,042)	**(35,923)**	(55,129)	(80,269)
Adjusted (Decrease)/Increase in cash [1]	**(13,721)**	(24,343)	**(35,923)**	(51,434)	(80,269)

[1] Movement in short term cash investments with withdrawal notice periods over 24 hours are included in Management of liquid resources

Bookham Technology plc
Consolidated Statement of Operations – US GAAP
Second Quarter Ended 30 June 2002

	Before One Time Charges 30 June 2002 Unaudited £'000	One Time Charges 30 June 2002 Unaudited £'000	After One Time Charges 30 June 2002 Unaudited £'000	After One Time Charges 1 July 2001 Unaudited £'000	After One Time Charges 30 June 2002 Unaudited $'000 (1)
Net revenues:	7,116	-	7,116	5,854	10,887
Cost of net revenues	11,002	(207)	10,795	12,828	16,516
Gross Loss	(3,886)	207	(3,679)	(6,974)	(5,629)
Operating expenses					
Research and development	8,983	(8)	8,975	10,884	13,732
Selling, general and administrative	3,969	20	3,989	4,482	6,103
IPRD	-	-	-	6,454	-
Impairment loss	-	1,049	1,049	18,131	1,605
Stock-based compensation	59	-	59	100	90
Operating loss	(16,897)	(854)	(17,751)	(47,025)	(27,159)
Other income (expense)	1,530	-	1,530	2,794	2,341
Loss before income taxes	(15,367)	(854)	(16,221)	(44,231)	(24,818)
Provision for income taxes	-	-	-	-	-
Net loss	(15,367)	(854)	(16,221)	(44,231)	(24,818)
Net loss per ordinary share and ADS (basic and diluted)	£ (0.11)	£ (0.01)	£ (0.11)	£ (0.34)	$ (0.17)
Weighted average ordinary shares and ADSs outstanding ('000)	143,474	143,474	143,474	128,861	143,474

(1) Translated solely for the convenience of the reader at the rate of $1.53= £1

Bookham Technology plc
Consolidated Statement of Operations – US GAAP
Six Months Ended 30 June 2002

	Before One Time Charges	One Time Charges	After One Time Charges	After One Time Charges	After One Time Charges
	30 June 2002 Unaudited	30 June 2002 Unaudited	30 June 2002 Unaudited	1 July 2001 Unaudited	30 June 2002 Unaudited
	£'000	£'000	£'000	£'000	$'000 (1)
Net revenues:	12,702	-	12,702	17,465	19,434
Cost of net revenues	,21,469	64	21,533	26,148	32,945
Gross Loss	(8,767)	(64)	(8,831)	(8,683)	(13,511)
Operating expenses					
Research and development	17,572	505	18,077	21,126	27,658
Selling, general and administrative	7,840	265	8,105	8,378	12,401
IPRD	-	4,197	4,197	6,454	6,421
Impairment loss	-	1,049	1,049	18,131	1,605
Stock-based compensation	117	-	117	337	179
Operating loss	(34,296)	(6,080)	(40,376)	(63,109)	(61,775)
Other income (expense)	2,998	-	2,998	6,448	4,587
Loss before income taxes	(31,298)	(6,080)	(37,378)	(56,661)	(57,188)
Provision for income taxes	-	-	-	-	-
Net loss	(31,298)	(6,080)	(37,378)	(56,661)	(57,188)
Net loss per ordinary share and ADS (basic and diluted)	£ (0.22)	£ (0.04)	£ (0.26)	£ (0.44)	$ (0.41)
Weighted average ordinary shares and ADSs outstanding ('000)	141,098	141,098	141,098	128,166	141,098

(1) Translated solely for the convenience of the reader at the rate of $1.53= £1

Bookham Technology plc
Consolidated Balance Sheet – US GAAP

	30 June 2002 Unaudited £'000	31 Dec 2001 Audited £'000	1 July 2001 Unaudited £,000	30 June 2002 Unaudited $'000
Assets				
Current Assets:				
Cash and cash equivalents	**148,891**	184,814	215,174	**227,803**
Accounts receivable	**8,933**	822	5,405	**13,667**
Inventories	**4,958**	2,564	3,458	**7,586**
Prepaid expenses and other current assets	**1,871**	4,179	2,161	**2,863**
Total current assets	**164,653**	192,379	226,198	**251,919**
Intangible assets	**6,825**	1,666	13,870	**10,442**
Property and equipment	**38,744**	34,579	48,326	**59,278**
	210,222	228,624	288,394	**321,639**
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and other accrued expenses	**16,526**	17,675	19,984	**25,285**
Total current liabilities	**16,526**	17,675	19,984	**25,285**
Long term obligations	**-**	-	344	**-**
Shareholders' equity	**193,696**	210,949	268,066	**296,354**
	210,222	228,624	288,394	**321,639**

Translated solely for the convenience of the reader at the rate of $1.53 = £1

The principal differences between the company's accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below:

UK/US GAAP Reconciliation – Profit and Loss Account

	Quarter ended		**Six Months ended**	
	30 Jun 2002 Unaudited £'000	1 Jul 2001 Unaudited £'000	**30 Jun 2002 Unaudited £'000**	1 Jul 2001 Unaudited £'000
Loss on ordinary activities before taxation under UK GAAP	**(16,221)**	(44,624)	**(33,181)**	(56,360)
Impairment and amortisation of intangible assets	-	6,992	-	7,045
National Insurance on stock options	-	(145)	-	(892)
IPR&D	-	(6,454)	**(4,197)**	(6,454)
Loss before income taxes under US GAAP	**(16,221)**	(44,231)	**(37,378)**	(56,661)

UK/US GAAP Reconciliation – Balance Sheet

	30 Jun 2002 Unaudited £'000	31 Dec 2001 Audited £'000
Intangible assets under UK GAAP	**1,253**	1,666
Acquisition accounting differences	**6,173**	-
Amortisation on acquisition accounting differences	**(601)**	-
Intangible assets under US GAAP	**6,825**	1,666
Tangible fixed assets under UK GAAP	**44,316**	34,579
Acquisition accounting differences	**(6,173)**	-
Depreciation on acquisition accounting differences	**601**	-
Tangible assets under US GAAP	**38,744**	34,579
Shareholders' funds under UK GAAP	**193,617**	210,870
National Insurance liability difference	**79**	79
Shareholders' funds under US GAAP	**193,696**	210,949

Basis of preparation

The quarterly results have been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts and Annual Report on Form 20-F, and were approved by the Board of Directors on 29 July 2002.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the company in respect of the financial year ended 31 December 2001 have been given a report by the company's auditors which was unqualified and did not contain a statement under Section 237(2) of Section 237(3) of that Act.

Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

Acquisition accounting

Under UK GAAP, the total consideration is measured at the date of completion of the acquisition. The difference between the total consideration and the fair value of the net assets acquired represents goodwill, although in assessing the fair value of assets acquired, intangible fixed assets other than goodwill are only recognised if they are separable from the acquired business and then only if their recognition does not create or increase any negative goodwill arising. Under the MOC acquisition only tangible fixed assets were recognised and no intangible fixed assets (including goodwill) were recognised.

Under US GAAP, the consideration is measured at the date of announcement of the acquisition. The difference between the total consideration and the fair value of the net assets and in-process research and development (IPR&D) represents goodwill. If the fair value of the tangible, intangible fixed assets and the IPR&D are in excess of the total consideration then the values of the tangible, intangible fixed assets and IPR&D are reduced proportionally so as to eliminate the negative goodwill arising. IPR&D is charged to the profit and loss account at the date of acquisition and based on an initial valuation represents technology that has not yet reached technological feasibility and had no alternative future uses. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

National Insurance on stock options

Under UK GAAP, the company makes provision for UK National Insurance liabilities on a straight-line basis over the vesting period of the options and as re-measured at each period thereafter until the options have been exercised. Under US GAAP the company recognises the National Insurance provision when options are exercised, in accordance with EITF 00-16, "Recognition and Measurement of Employer Payroll Taxes and Employee Stock-based Compensation".

Cash

Under UK GAAP cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

Ends